UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
                       (Amendment No. 3)
           Under the Securities Exchange Act of 1934










                HAHN AUTOMOTIVE WAREHOUSE, INC.
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                  (Title of Class Securities)

                          405191 10 7
                         (CUSIP Number)



               Check the following if fee is
               being paid with this statement          ( )



   CUSIP No. 405191 10 7                           SCHEDULE 13G

   1)     Names  of  Reporting  Persons  S.S.  or   I.R.S.
          Identification Nos. of Above Persons

          Michael Futerman
          Social Security Number: ###-##-####



    2)    Check the Appropriate Box if a Member of a  Group
          (See Instructions)

          (a) [  ]

          (b) [  ]


     3)   SEC Use Only


     4) Citizenship or Place of Organization: United States Number of Shares 5) Sole Voting Power 1,962,219
     Beneficially        6)   Shared Voting Power          -0-
     Owned by Each       7)   Sole Dispositive Power 1,962,219
     Reporting Person    8)   Shared Dispositive Power     -0-

     9)    Aggregate Amount Beneficially Owned by Each  Reporting
     Person 1,962,219

     10)   Check Box if the Aggregate Amount in Row (9)  Excludes
     Certain Shares (See Instructions):  [ X ]

     11)  Percent of Class Represented by Amount in Row 9  46.8%

     12)  Type of Reporting Person (See Instructions): IN

     Item 1    (a)  Name of Issuer:

                    Hahn Automotive Warehouse, Inc.

               (b)  Address of Issuer's Principal
                    Executive Offices:

                    415 West Main Street
                    Rochester, NY 14608

     Item 2    (a)  Name of Person Filing:

                    Michael Futerman

               (b)  Address of Principal Business
                    Office:

                    415 West Main Street
                    Rochester, NY 14608

               (c)  Citizenship:

                    United States

               (d)  Title of Class of Securities:

                    Common Stock, par value $0.01 per share

               (e)  CUSIP Number:

                    405191 10 7

     Item 3    Not Applicable


     Item 4    Ownership

               (a)  Amount beneficially owned:  1,962,219
               (b)  Percent of class:               46.8%
               (c)  (i) sole power to vote or to
                        direct the vote:        1,962,219
                   (ii) shared power to vote or to
                        direct the vote:              -0-
                  (iii) sole power to dispose or to direct
                        the disposition of:     1,962,219
                   (iv) shared power to dispose or to direct
                        the disposition of:           -0-


     Item 5    Ownership of Five Percent or Less of a Class

               N/A

    Item  6    Ownership of more than Five Percent  on
               Behalf of Another Person:

               N/A

     Item 7    Identification and Classification of the
               Subsidiary  Which  Acquired  and  Security   Being
               Reported by the Parent Holding Company

               N/A

    Item  8    Identification and  Classification  of
               Members of the Group

               N/A

     Item 9    Notice of Dissolution of Group

               N/A

     Item 10   Certification

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 12, 1997




                              /s/Michael Futerman
                              Michael Futerman,
                              Chief Executive Officer
                              Hahn Automotive Warehouse, Inc.